3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

John M. Ford

direct dial: 215.981.4009

direct fax: 215.981.4750

fordjm@pepperlaw.com

February 28, 2014

Via EDGAR Correspondence

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Kathy Churko

Re:	Oak Associates Funds
File Nos. 333-42115 and 811-08549

Dear Ms. Churko:

On behalf of Oak Associates Funds (the “Trust”), this letter is being filed with the Commission via EDGAR Correspondence to respond to oral comments provided by you on January 31, 2014, in connection with the Commission staff’s (“Staff”) review of the annual report of the Trust as of October 31, 2013 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002.

The Trust appreciates the opportunity to address the Staff’s comments. Set forth below are the Staff’s comments with respect to the Trust’s annual report in italicized text followed by the Trust’s response to each comment.

*        *        *

1. Each of the Red Oak Technology Select Fund, Black Oak Emerging Technology Fund and Live Oak Heath Sciences Fund are identified as a “non-diversified company” as such term is defined in section 5(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”). Based on the Staff’s review of each Fund’s schedule of investments

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as of October 31, 2013, each Fund was operating as a diversified company as of that date. Please note that it is the Staff’s position that company registered as non-diversified, but which in fact operates as a diversified company for more than three years, has changed its status to that of a diversified company. Please state whether any of the Funds have operated as a non-diversified company within the past three years. If any Fund has operated as a diversified company for more than three years, please affirm that such Fund will not operate as a non-diversified company without the prior approval of shareholders.

Response: None of the Red Oak Technology Select Fund, Black Oak Emerging Technology Fund and Live Oak Heath Sciences Fund have operated as a non-diversified company within the past three years. On a going forward basis, each Fund will not operate as a non-diversified company without the prior approval of shareholders. A fundamental policy to this effect has been adopted by each Fund and appropriate disclosure of such policy has been added to the Trust’s registration statement.

2. In the Trust’s Statements of Assets and Liabilities for each series of the Trust, the line item for “Investment advisory fees payable” appears to represent an amount in excess of one-month’s accrued fees. Please state the date on which this liability was settled.

Response: The amounts set forth in “Investment advisory fees payable” represent accrued fees for the prior month and do not represent accruals for a period greater than 30 days. The payable amount was satisfied in the ordinary course.

3. The Trust’s Statements of Assets and Liabilities for each series of the Trust includes a line item for “Principal financial officer fees payable.” However, note 4 of the Notes to the Financial Statements states that “officers are paid no fees by the Trust for serving as officers of the Trust.” Please provide an explanation.

Response: Principal financial officer fees payable represent payments made by the Trust to ALPS Fund Services, Inc. (“ALPS”) pursuant to a PFO Services Agreement between the parties pursuant to the terms of which ALPS is to provide a qualified person to serve as the Trust’s Principal Financial Officer (“PFO”). The fees are paid by the Trust to ALPS and not to any individual employee of ALPS serving in the PFO capacity to the Trust. Therefore, we believe the disclosure in Note 4 is accurate. Fund management has raised the Staff’s comment with the Trust’s independent audit firm and solicited their view as to whether it would be appropriate in the future to supplement disclosure in Notes to the Financial Statements to reduce the potential for confusion.

*        *        *

We trust that this response addresses the Staff’s comments. This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and attached hereto as Exhibit A.

If you have any further questions, please contact the undersigned at 215.981.4009.

Sincerely,

/s/ John M. Ford

John M. Ford
Partner

JMF

cc:	Leslie Manna, President, Oak Associates Funds
Sandra Noll, Chief Compliance Officer, Oak Associates Funds

EXHIBIT A

OAK ASSOCIATES FUNDS

3875 Embassy Parkway, Suite 250

Akron, Ohio 44333-8355

February 28, 2014

Division of Investment Management

Office of Disclosure and Review

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Kathy Churko

Re:	Oak Associates Funds
File Nos. 333-42115 and 811-08549

Dear Ms. Churko :

In connection with the Trust’s response to oral comments provided by you on January 31, 2014 in connection with the Commission staff’s (“Staff”) review of the annual report of the Trust as of October 31, 2013 pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its financial statements, (ii) Commission staff comments or changes to disclosure in response to staff comments in its financial statements reviewed by the staff do not foreclose the Commission from taking any action with respect to the financial statements, and (iii) the Trust may not assert staff comments with respect to the financial statements as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to John M. Ford, of Pepper Hamilton LLP, counsel to the Trust at 215.981.4009.

Very truly yours,

/s/ Leslie Manna

Leslie Manna

President of Oak Associates Funds

cc:	Sandra Noll, Chief Compliance Officer, Oak Associates Funds
John M. Ford, Esq.

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